SCHEDULE 13D

(Rule 13d-101)

Information to be Included in Statements Filed Pursuant to Rule 13d-1(a) and

Amendments Thereto Filed Pursuant to Rule 13d-2(a)

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

Under the Securities Exchange Act of 1934

(Amendment No. 1)

EPRESENCE, INC.

(Name of Issuer)

COMMON STOCK, PAR VALUE $0.01 PER SHARE

(Title of Class of Securities)

294348107

(CUSIP Number)

InfoSpace, Inc.

601 108th Avenue NE, Suite 1200

Bellevue, Washington 98004

(425) 201-6100

Attention: John M. Hall, Esq.

Senior Vice President and General Counsel

Copy to:

Wilson Sonsini Goodrich & Rosati, Professional Corporation

One Market

Spear Tower, Suite 3300

San Francisco, CA 94105

(415) 947-2000

Attention: Steve L. Camahort

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

March 25, 2004

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box.  ☐

CUSIP No. 294348107

1	Names of Reporting Persons/I.R.S. Identification Nos. of Above Persons (Entities Only) InfoSpace, Inc. I.R.S. Identification No. 91-1718107

2	Check The Appropriate Box If A Member Of A Group (See Instructions) (a) ☐ (b) ☐

3	SEC Use Only

4	SOURCE OF FUNDS (See Instructions) OO

5	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e). N/A

6	Citizenship or Place Of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7 Sole Voting Power N/A 8 Shared Voting Power 7,588,331 shares of Common Stock (1) 9 Sole Dispositive Power N/A 10 Shared Dispositive Power N/A

11	Aggregate Amount Beneficially Owned by Each Reporting Person 7,588,331 shares of Common Stock (1)

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☐

13	Percent of Class Represented by Amount In Row (11) 31.4%

14	Type of Reporting Person (See Instructions) CO

(1)	Up to 7,588,331 shares of ePresence, Inc. (“ePresence”) common stock (“ePresence Common Stock”) are subject to ePresence Voting Agreements entered into by InfoSpace, Inc. (“InfoSpace”), ePresence and certain stockholders of ePresence (discussed in Items 3 and 4 below). InfoSpace expressly disclaims beneficial ownership of any of the shares of ePresence Common Stock covered by the ePresence Voting Agreements. Based on the number of shares of ePresence Common Stock outstanding as of March 5, 2004 (which was 24,202,270 and includes 1,385,800 shares of ePresence Common Stock issuable upon exercise of options and warrants held by certain stockholders of ePresence), the number of shares of ePresence Common Stock covered by the ePresence Voting Agreements represents approximately 31.4% of the outstanding ePresence Common Stock.

Amendment No. 1 to Schedule 13D

This Amendment No. 1 amends the Schedule 13D filed on April 5, 2004 (the “Schedule 13D”) by InfoSpace, Inc. (“InfoSpace”) relating to the Agreement and Plan of Merger, dated as of March 25, 2004, by and among InfoSpace, Switchboard Incorporated and Big Book Acquisition Corp. This amendment is being filed solely to correct the number of shares of ePresence, Inc. (“ePresence”) subject to ePresence Voting Agreements entered into by InfoSpace and certain stockholders of ePresence. Up to 7,588,331 shares of ePresence Common Stock are subject to the ePresence Voting Agreement, including 1,315,800 shares of ePresence Common Stock issuable upon exercise of warrants held by a certain ePresence stockholder who is party to a voting agreement with InfoSpace. Defined terms used herein and not otherwise defined shall have the meanings assigned to such terms in the Schedule 13D.

Item 5.	Interest in Securities of the Issuer

Item 5 if hereby amended as follows:

(a) – (b) The information set forth and incorporated by reference in Items 3 and 4 is incorporated by reference herein.

As a result of the ePresence Agreements, InfoSpace may be deemed to be the beneficial owner of up to 7,588,331 shares of ePresence Common Stock. Such ePresence Common Stock constitutes approximately 31.4% of the issued and outstanding shares of ePresence Common Stock based on the number of shares of ePresence Common Stock outstanding as of March 5, 2004. InfoSpace may be deemed to have the shared power to vote such shares with respect to those matters described above. However, InfoSpace (i) is not entitled to any rights as a stockholder of ePresence as to the shares and (ii) disclaims any beneficial ownership of the shares of ePresence Common Stock which are covered by the ePresence Voting Agreement.

To InfoSpace’s knowledge, no person listed in Schedule A has an ownership interest in ePresence.

(c) To the knowledge of InfoSpace, no transactions in the class of securities reported have been effected during the past sixty days by any person named pursuant to Item 2.

(d) To the knowledge of InfoSpace, no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of shares of ePresence Common Stock covered by the ePresence Voting Agreements.

(e) Not applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: April 20, 2004	INFOSPACE, INC.

	By:	/s/ John M. Hall

	Name:	John M. Hall
	Title:	Senior Vice President and General Counsel